GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, California 90404
April 30, 2024
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Matthew Crispino
Re:GoodRx Holdings, Inc., Registration Statement on Form S-3 (Registration No. 333-278533)
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-278533) (the “Registration
Statement”) of GoodRx Holdings, Inc.  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 2, 2024, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross
McAloon at (714) 755-8051.
Thank you for your assistance in this matter.
Sincerely,
GoodRx Holdings, Inc.
By:/s/ Karsten Voermann
Karsten Voermann
Chief Financial Officer
cc: Gracye Cheng, GoodRx Holdings, Inc.
Benjamin Cohen, Latham & Watkins LLP
Ross McAloon, Latham & Watkins LLP